UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Innerworkings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title Class of Securities)

45773Y105
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45773Y105	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 20-3332164 Sagard Capital Partners, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,420,125
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,420,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,420,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45773Y105	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 20-3331555 Sagard Capital Partners GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,420,125
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,420,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,420,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45773Y105	Page 3 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 20-2402055 Sagard Capital Partners Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,420,125
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,420,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,420,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

Introduction

This Amendment No. 4 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.0001 par value per share (the “Shares”) of Innerworkings, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated August 8, 2011, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

The 606,800 additional Shares (in addition to the 6,813,325 Shares reflected in the initial Schedule 13D and Amendment Nos. 1-3 thereto) reported herein as being currently beneficially owned were acquired via open market purchases.

The aggregate purchase price for the additional Shares reported herein as beneficially owned by the Reporting Persons is $4,038,971.17.  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)           The Shares reported herein are held directly by Sagard.  As of December 5, 2013, each Reporting Person beneficially owned 7,420,125 Shares, which represented 14.5% of the outstanding Shares, based upon 51,266,400 Shares outstanding on November 5, 2013, as reflected in the Issuer’s Form 10-Q filed on November 12, 2013.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of December 5, 2013.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,420,125
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,420,125

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days:

Purchases

Trade Date	Price	Quantity
11/8/2013	$ 5.6513	2,572,600*
11/8/2013	$ 5.6450	23,200*
11/8/2013	$ 5.6960	125,000*
11/11/2013	$ 5.9057	93,500*
11/12/2013	$ 6.0535	315,300*
11/12/2013	$ 6.0450	100,000*
11/13/2013	$ 6.3294	201,900
11/15/2013	$ 6.4014	15,600
11/18/2013	$ 6.8243	90,000
11/19/2013	$ 6.7902	38,000
11/20/2013	$ 6.7700	25,000
11/20/2013	$ 6.8113	30,400
11/21/2013	$ 6.9539	50,000
12/3/2013	$ 6.5696	47,200
12/4/2013	$ 6.6896	75,000
12/4/2013	$ 6.6979	33,700

* Previously reported on Amendment No. 3 to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2013

SAGARD CAPITAL PARTNERS, L.P. By:Sagard Capital Partners GP, Inc., its general partner

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

By:	/s/ Dan Friedberg
Name: Dan Friedberg
Title: President